EXHIBIT 99.1
NEWS RELEASE	TSX.V: IES OTC:BB - IESCF

INTERCEPT ANNOUNCES IT’S 3RD QUARTER REVENUE RESULTS

November 8, 2013 – Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) (the “Company” or “Intercept”) – TSX Venture: IES  announced an increase of $309,870 in its third quarter revenues compared to the same period last year. The gross revenue of $341,233 for the quarter, reflects the addition of several new heating units operated by the Company’s wholly owned subsidiary Intercept Rentals. The units incorporate a highly efficient and proprietary technology that can be used to heat water required for the fracking process used by the many companies in the oil and gas industry throughout Western Canada.

The reported revenues are gross figures that have been invoiced from the operations of Intercept Rentals. The Company will file its quarterly financial statements for the period ended September 30, 2013 by November 29, 2013 and they will be available on SEDAR(http://sedar.com ) or  the Company web site.

Intercept Energy also announces that it has taken delivery of a 2nd  tri axle truck heating unit that has been fully outfitted with the latest generation of the patent pending heating technology developed by Intelligent Energy LLC, giving the Company 4 active heating units.

The Company has also entered into an agreement with Energy Manufacturing LLC whereby it will receive 5,500,000 common shares of IES for a deemed value of $412,500. The shares will contribute to the purchase of the Company’s 5th water heating unit. The completion of the purchase is subject to a final cash payment to be made by the Company prior to delivery of the Unit. The issuance of the shares is subject to TSX-Venture Exchange approval.

Randy Hayward President  and CEO states: "The months of July, August and September are traditionally slow with respect to drilling and fracking activity, mainly due to the warmer weather. We are therefore satisfied with our results, and expect greater revenues during the upcoming winter months with the new heating unit the Company will have 5 units to serve Western Canada."

Due to fluctuating market conditions the Company announces that the planned financing with Bayfront Capital Partners Ltd. will not proceed at this time.

INTERCEPT ENERGY SERVICES INC.   (http://interceptenergy.ca)

Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oilfield and gas companies, including their fracing operations, through it’s wholly owned subsidiary, Intercept Rentals.   The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada making our system the safest and most environmentally friendly heating unit available.

INVESTOR RELATIONS AND COMMUNICATIONS

RANDY HAYWARD, PRESIDENT Phone: 250-247-8689 or 604-687-8855 Fax: 604-608-5442 rhayward@interceptenergy.ca	or	BUCHALTER CONSULTING Toll free 1 866 631 6537 stan.buchalter@buchalterconsulting.ca

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